                            Consumers Gas Group
                   Management's Discussion and Analysis


In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1997 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.


Results of Operations

                                                In Millions
March 31                            1998      1997   Change
                                    ----      ----    -----
Three months ended                   $36       $39      $(3)
Twelve months ended                   57        50        7

The decrease in earnings for the three months ended March 31,1998 compared to the same 1997 period reflects increased operation and maintenance expenses and decreased gas deliveries due to warmer 1998 temperatures. Partially offsetting these decreases was the benefit resulting from an accounting change for property taxes. The recognition of property tax expense was changed from expensing on a calendar year basis to a fiscal year basis which resulted in a benefit of $18 million ($12 million after-tax). This one-time benefit helped to offset the warmest winter since 1880. The increase in earnings for the twelve months ended 1998 compared to the 1997 period reflects the change in accounting for property taxes implemented in March 1998 as discussed above. Also benefitting the 1998 period was the recognition of interest income from a related-party property sale. Partially offsetting these increases were decreased gas deliveries due to warmer winter temperatures during the 1997/1998 winter heating season, and reduced revenues due to the elimination of surcharges related to past conservation programs. For a further discussion, see Consumers Gas Group Results of Operations in CMS Energy's MD&A.


Gas Issues

For a discussion of Gas Rate Proceedings, Gas Cost Recovery Matters and Gas Environmental Matters, see Consumers Gas Group Operating Issues in CMS Energy's MD&A.


Cash Position, Investing and Financing

Operating Activities: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for the first three months of 1998 and 1997 totaled $159 million and $157 million, respectively. Consumers Gas Group uses its operating cash mainly to maintain and expand its gas utility transmission and distribution systems and to retire portions of its long-term debt and pay dividends.

Investing Activities: Cash used in investing activities for the first three months of 1998 and 1997 totaled $22 million and $25 million, respectively. The $3 million decrease in cash used primarily reflects a decrease in capital expenditures.

Financing Activities: Cash used in financing activities during the first three months of 1998 and 1997 totaled $133 million and $138 million, respectively. The $5 million decrease in cash used primarily reflects an increase in the retirement of bonds and other long-term debt, and the return of CMS Energy stockholders' contributions, which were more than offset by the proceeds from senior notes.

Other Investing and Financing Matters: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At March 31, 1998, $160 million in receivables remained available for sale under the program. Consumers Gas Group's attributed portion of receivables remaining available for sale totaled $71 million. For further information, see Cash Position, Investing and Financing in CMS Energy's MD&A.


Forward-Looking Information

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Information in CMS Energy's MD&A.

Capital Expenditures: CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.

                                                In Millions
Years Ended December 31             1998      1999     2000
                                    ----      ----     ----
Gas utility (a)                     $112      $112     $112
Michigan Gas Storage                   3         3        3
                                    ----      ----     ----
                                    $115      $115     $115
                                    ====      ====     ====

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding forward-looking information, see the Consumers Gas Group Business Outlook discussion in CMS Energy's MD&A.


                                                  Consumers Gas Group
                                                 Statements of Income
                                                      (Unaudited)


                                                                  Three Months Ended        Twelve Months Ended
March 31                                                            1998        1997           1998        1997
                                                                          In Millions, Except Per Share Amounts

Operating Revenue                                                 $  429      $  498         $1,135      $1,231
                                                                  ------      ------         ------      ------
Operating Expenses
  Operation
    Cost of gas sold                                                 264         314            645         718
    Other                                                             46          39            182         190
                                                                  ------      ------         ------      ------
                                                                     310         353            827         908
  Maintenance                                                          9           8             34          38
  Depreciation, depletion and amortization                            36          38             90          88
  General taxes                                                       20          21             54          54
                                                                  ------      ------         ------      ------
                                                                     375         420          1,005       1,088
                                                                  ------      ------         ------      ------
Pretax Operating Income                                               54          78            130         143
                                                                  ------      ------         ------      ------
Other Deductions                                                       -          (1)            (2)         (6)
                                                                  ------      ------         ------      ------
Fixed Charges
  Interest on long-term debt                                           7           7             28          29
  Other interest                                                       4           3             14          12
  Capitalized interest                                                 -           -              -          (1)
  Preferred dividends                                                  1           1              5           6
                                                                  ------      ------         ------      ------
                                                                      12          11             47          46
                                                                  ------      ------         ------      ------
Income Before Income Taxes                                            42          66             81          91

Income Taxes                                                          18          27             36          41
                                                                  ------      ------         ------      ------
Net Income before cumulative effect of change in
  accounting principle                                                24          39             45          50
Cumulative effect of change in accounting for
  property taxes, net of $6 tax                                       12           -             12           -
                                                                  ------      ------         ------      ------
Net Income                                                        $   36      $   39         $   57      $   50
                                                                  ======      ======         ======      ======
Net Income Attributable to CMS Energy Shareholders
  through Retained Interest                                       $   27      $   30         $   42      $   39
                                                                  ------      ------         ------      ------
Net Income Attributable to Class G Shareholders                   $    9      $    9         $   15      $   11
                                                                  ------      ------         ------      ------
Average Class G Common Shares Outstanding                              8           8              8           8
                                                                  ------      ------         ------      ------
Basic and Diluted Earnings Per Average Class G
  Common Share Before Change in Accounting Principle              $  .73      $ 1.18         $ 1.40      $ 1.53
                                                                  ------      ------         ------      ------
Gain Per Average Class G Common Share
  From Change in Accounting Principle                             $  .36      $    -         $  .36      $    -
                                                                  ------      ------         ------      ------
Basic and Diluted Earnings Per Average Class G
  Common Share                                                    $ 1.09      $ 1.18         $ 1.76      $ 1.53
                                                                  ------      ------         ------      ------
Dividend Declared Per Class G Common Share                        $  .31      $ .295         $1.225      $1.165
                                                                  ======      ======         ======      ======


The accompanying condensed notes are an integral part of these statements.



                                                  Consumers Gas Group
                                               Statements of Cash Flows
                                                      (Unaudited)


                                                                  Three Months Ended        Twelve Months Ended
March 31                                                            1998        1997           1998        1997
                                                                                                    In Millions
Cash Flows from Operating Activities
  Net income                                                      $   36      $   39         $   57      $   50
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                      36          38             90          88
        Capital lease and other amortization                           1           1              4           4
        Deferred income taxes and investment tax credit                4           4              5          12
        Other                                                          -          (2)             1          (1)
        Changes in other assets and liabilities                       82          77             68          47
                                                                  ------      ------         ------      ------
          Net cash provided by operating activities                  159         157            225         200
                                                                  ------      ------         ------      ------
Cash Flows from Investing Activities
  Capital expenditures (excludes assets placed
    under capital lease)                                             (20)        (22)          (111)       (135)
  Cost to retire property, net                                        (2)         (2)            (9)         (9)
  Other                                                                -          (1)             1          (1)
                                                                  ------      ------         ------      ------
          Net cash used in investing activities                      (22)        (25)          (119)       (145)
                                                                  ------      ------         ------      ------
Cash Flows from Financing Activities
  Increase (decrease) in notes payable, net                         (119)        (97)           (17)          2
  Retirement of bonds and other long-term debt                       (73)        (23)           (83)        (31)
  Return of CMS Energy stockholders' contribution                    (16)          -            (55)          -
  Payment of common stock dividends                                  (10)        (10)           (40)        (38)
  Repayment of bank loans                                            (10)         (6)           (11)         (6)
  Payment of capital lease obligations                                (1)         (1)            (4)         (4)
  Proceeds from senior notes                                          94           -             94           -
  Issuance of common stock                                             2           1              8           5
  Repayment of long-term note                                          -          (2)             -          (2)
  Retirement of preferred stock                                        -           -            (26)          -
  Proceeds from long-term note and bank loans                          -           -             25          23
                                                                  ------      ------         ------      ------
          Net cash used in financing activities                     (133)       (138)          (109)        (51)
                                                                  ------      ------         ------      ------
Net Increase (Decrease) in Cash and Temporary Cash Investments         4          (6)            (3)          4

Cash and Temporary Cash Investments, Beginning of Period               2          15              9           5
                                                                  ------      ------         ------      ------
Cash and Temporary Cash Investments, End of Period                $    6      $    9         $    6      $    9
                                                                  ======      ======         ======      ======


The accompanying condensed notes are an integral part of these statements.



                                                  Consumers Gas Group
                                                    Balance Sheets


ASSETS                                                                  March 31                       March 31
                                                                            1998     December 31           1997
                                                                      (Unaudited)           1997     (Unaudited)
                                                                                                    In Millions
Plant and Property (At cost)
  Plant and property                                                      $2,346          $2,322         $2,242
  Less accumulated depreciation, depletion and amortization                1,264           1,231          1,177
                                                                          ------          ------         ------
                                                                           1,082           1,091          1,065
  Construction work-in-progress                                               27              28             21
                                                                          ------          ------         ------
                                                                           1,109           1,119          1,086
                                                                          ------          ------         ------

Current Assets
  Cash and temporary cash investments at cost, which
    approximates market                                                        6               2              9
  Accounts receivable and accrued revenue, less allowances
    of $3, $3, and $2, respectively (Note 4)                                  64              53            152
  Inventories at average cost
    Gas in underground storage                                                79             197             51
    Materials and supplies                                                     7               7              8
  Deferred income taxes                                                        3               6              5
  Trunkline settlement                                                         -               -             18
  Prepayments and other                                                       55              51             36
                                                                          ------          ------         ------
                                                                             214             316            279
                                                                          ------          ------         ------

Non-current Assets
  Postretirement benefits                                                    140             142            150
  Deferred income taxes                                                       10               6             11
  Other                                                                       62              61             60
                                                                          ------          ------         ------
                                                                             212             209            221
                                                                          ------          ------         ------
Total Assets                                                              $1,535          $1,644         $1,586
                                                                          ======          ======         ======







STOCKHOLDERS' INVESTMENT AND LIABILITIES                                March 31                       March 31
                                                                            1998     December 31           1997
                                                                      (Unaudited)           1997     (Unaudited)
                                                                                                    In Millions
Capitalization
  Common stockholders' equity                                             $  370          $  358         $  400
  Preferred stock                                                             52              52             78
  Long-term debt                                                             401             333            364
  Non-current portion of capital leases                                       16              16             16
                                                                          ------          ------         ------
                                                                             839             759            858
                                                                          ------          ------         ------
Current Liabilities
  Current portion of long-term debt and capital leases                        62             118             73
  Accrued taxes                                                               76              65             58
  Accounts payable                                                            70              94             69
  Accrued refunds                                                              8              10              5
  Accrued interest                                                             2               4              5
  Notes payable                                                                -             119             17
  Trunkline settlement                                                         -               -             18
  Other                                                                       45              44             41
                                                                          ------          ------         ------
                                                                             263             454            286
                                                                          ------          ------         ------

Non-current Liabilities
  Regulatory liabilities for income taxes, net                               178             173            175
  Postretirement benefits                                                    166             168            173
  Deferred investment tax credit                                              25              25             26
  Other                                                                       64              65             68
                                                                          ------          ------         ------
                                                                             433             431            442
                                                                          ------          ------         ------

Commitments and Contingencies (Notes 3 and 5)

Total Stockholders' Investment and Liabilities                            $1,535          $1,644         $1,586
                                                                          ======          ======         ======


The accompanying condensed notes are an integral  part of these statements.


                                                  Consumers Gas Group
                                       Statements of Common Stockholders' Equity
                                                      (Unaudited)


                                                                  Three Months Ended        Twelve Months Ended
March 31                                                            1998        1997           1998        1997
                                                                                                    In Millions
Common Stock
  At beginning and end of period                                    $184        $184           $184        $184
                                                                    ----        ----           ----        ----
Other Paid-in Capital
  At beginning of period                                             102         134            135         130
  Common stock issued                                                  2           1              8           5
  Return of CMS Energy stockholders' contribution                    (16)          -            (55)          -
                                                                    ----        ----           ----        ----
    At end of period                                                  88         135             88         135
                                                                    ----        ----           ----        ----
Retained Earnings
  At beginning of period                                              72          52             81          69
  Net income                                                          36          39             57          50
  Common stock dividends declared                                    (10)        (10)           (40)        (38)
                                                                    ----        ----           ----        ----
    At end of period                                                  98          81             98          81
                                                                    ----        ----           ----        ----
Total Common Stockholders' Equity                                   $370        $400           $370        $400
                                                                    ====        ====           ====        ====


The accompanying condensed notes are an integral part of these statements.


                            Consumers Gas Group
                  Condensed Notes to Financial Statements


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, see the Notes to Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 5 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1997 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   Earnings Per Share and Dividends

Earnings (loss) per share for the three month period ended March 31, 1998 and March 31, 1997 reflect the performance of Consumers Gas Group. The Class G Common Stock has participated in earnings and dividends since its original issue date in July 1995. The earnings (loss) attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period, and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the three months ended March 31, 1998 and 1997, are based on 25.16 percent and 24.29 percent of the income of Consumers Gas Group, respectively.

In February 1998, CMS Energy declared and paid dividends of $.31 per share on Class G Common Stock. In April 1998, the Board of Directors declared a quarterly dividend of $.31 per share on Class G Common Stock to be paid in May 1998.


3:   Rate Matters

For information regarding rate matters directly affecting Consumers Gas Group, see Note 3 in the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Short-Term Financings and Capitalization

Short-Term Financings: Consumers' short-term financings are discussed in Consolidated Financial Statements of CMS Energy Note 4 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at March 31, 1998 and 1997, is estimated by management to be $150 million and $178 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributable to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. As a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.

Capital Stock and Long-Term Debt: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the long-term debt and capital stock of CMS Energy and Consumers, see Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


5:   Commitments and Contingencies

Capital Expenditures: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $115 million for 1998, 1999 and 2000. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Gas Environmental Matters and Other discussions in CMS Energy's Note 7 included and incorporated by reference herein.


6:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities were:

                                               In Millions
                   Three Months Ended  Twelve Months Ended
March 31                   1998  1997         1998   1997
                           ----  ----         ----   ----
Cash transactions
  Interest paid (net of
     amounts capitalized)   $13   $12          $43    $39
  Income taxes paid
     (net of refunds)         1     -           41     31

Non-cash transactions
  Assets placed under
      capital lease         $ 1   $ 1           $3    $ 2

ARTHUR ANDERSEN LLP



Report of Independent Public Accountants




To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company and its wholly-owned subsidiary, Michigan Gas Storage Company) as of March 31, 1998 and 1997, and the related statements of income, common stockholders' equity and cash flows for the three-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1997, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 26, 1998, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1997, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


                                       Arthur Andersen LLP



Detroit, Michigan,
     May 11, 1998.